UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 20, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

General Communication, Inc.

File No. 000-15279 - CF #33649

General Communication, Inc. submitted an application under Rule 24b-2 requesting extensions of multiple previous grants of confidential treatment for information excluded from the exhibits to the filings listed below.

Based on representations by General Communication, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.134	10-Q	May 10, 2006	March 31, 2021
10.161	10-Q	November 6, 2009	March 31, 2021
10.162	10-Q	November 6, 2009	March 31, 2021
10.163	10-Q	November 6, 2009	March 31, 2021
10.164	10-Q	November 6, 2009	March 31, 2021
10.165	10-Q	November 6, 2009	March 31, 2021
10.166	10-Q	November 6, 2009	March 31, 2021
10.167	10-Q	November 6, 2009	March 31, 2021
10.168	10-Q	November 6, 2009	March 31, 2021
10.175	10-Q	August 5, 2010	March 31, 2021
10.180	10-K	March 15, 2011	March 31, 2021
10.181	10-K	March 15, 2011	March 31, 2021
10.182	10-K	March 15, 2011	March 31, 2021
10.196	10-K	March 8, 2013	March 31, 2021
10.197	10-K	March 8, 2013	March 31, 2021
10.198	10-K	March 8, 2013	March 31, 2021
10.199	10-K	March 8, 2013	March 31, 2021
10.201	10-Q	November 8, 2013	March 31, 2021
10.202	10-Q	November 8, 2013	March 31, 2021
10.206	10-Q	May 8, 2014	March 31, 2021
10.50	10-K	March 5, 2015	March 31, 2021

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.1	10-Q	May 8, 2015	March 31, 2021
10.1	10-Q	August 5, 2015	March 31, 2021
10.1	10-Q	November 5, 2015	March 31, 2021
10.2	10-Q	November 5, 2015	March 31, 2021
10.57	10-K	March 3, 2016	March 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary